May 4, 2016

Mr. Ethan Horowitz
Branch Chief
Office of Natural Resources
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Hershey Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-00183

Dear Mr. Horowitz:

Thank you for your letter, dated April 22, 2016, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on The Hershey Company’s (“Hershey” or the “Company”) Form 10-K for the fiscal year ended December 31, 2015 (“Form 10-K”). We have reviewed the Staff’s comments and have set forth our responses below. For ease of reference, the text of each numbered comment is reproduced immediately preceding our response.

Form 10-K for Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
Non-GAAP Information, page 18

1.
We note that certain of your non-GAAP measures exclude non-service related pension expense (income) and your explanation of the components of this adjustment as described on page 21. Please revise your explanation to provide quantitative context for the actual and expected asset returns by indicating this adjustment removes the impact of actual returns on assets and therefore, the resulting non-GAAP financial measures reflect an estimated return on assets. Specifically, your revised disclosure should state the amount and percentage of expected return on plan assets reflected in the non-GAAP financial measures.

Response

As discussed in a teleconference with the Staff (represented by Jennifer O’Brien and Shannon Buskirk) on April 26, 2016, we adjust out of our results reported in accordance with U.S. GAAP the following non-service related components of our pension expense (income) to derive our non-GAAP measures:

•	interest costs;

•	the expected return on pension plan assets;

•	the amortization of actuarial gains and losses, which reflects the difference between actual asset return experience and estimates; and

•	certain curtailment and settlement losses or credits.

As we adjust for the components of pension expense described above, our resulting non-GAAP measures include only the service cost and amortization of prior service cost, and they do not reflect any amounts for the actual or expected return on plan assets.

Segment Results, page 29
International and Other, page 30

2.
We note you describe the performance of your markets in Mexico and Brazil in terms of constant currency. For example, your disclosure on page 31 states that “on a constant currency basis, net sales in 2015 in these countries increased by approximately 6% and 3%, respectively, versus 2014.” We note similar disclosures related to net sales in India. Please tell us how you considered providing the information described in the answer to Question 104.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response

In future filings, when we present changes in net sales on a constant currency basis, we will also present changes in net sales at actual exchange rates, and will describe the process used for calculating such amounts and the basis of presentation.

To that end, the expanded disclosure included in our Form 10-Q for the fiscal quarter ended April 3, 2016, as filed on April 29, 2016, was as follows:

We present certain percentage changes in net sales on a constant currency basis, which excludes the impact of foreign currency exchange.  This measure is used internally by management in evaluating results of operations and determining incentive compensation. We believe that this measure provides useful information to investors because it provides transparency to underlying performance in our net sales by excluding the effect that foreign currency exchange rate fluctuations have on the year-to-year comparability given volatility in foreign currency exchange markets.

To present this information for historical periods, current period net sales for entities reporting in other than the U.S. dollar are translated into U.S. dollars at the average monthly exchange rates in effect during the corresponding period of the prior fiscal year, rather than at the actual average monthly exchange rates in effect during the current period of the current fiscal year. As a result, the foreign currency impact is equal to the current year results in local currencies multiplied by the change in average foreign currency exchange rate between the current fiscal period and the corresponding period of the prior fiscal year.  A reconciliation between reported and constant currency growth rates is provided below:

	Three Months Ended April 3, 2016
	Percentage Change as Reported	Impact of Foreign Currency Exchange	Percentage Change on Constant Currency Basis
North America segment
Canada	(7.3)%	(9.3)%	2.0%
Total North America segment	(4.3)%	(0.4)%	(3.9)%

International and Other segment
Mexico	(13.8)%	(18.0)%	4.2%
Brazil	(21.8)%	(31.4)%	9.6%
India	(38.5)%	(5.1)%	(33.4)%
Greater China	(39.2)%	(2.6)%	(36.6)%
Total International and Other segment	(15.4)%	(7.3)%	(8.1)%

Total Company	(5.6)%	(1.2)%	(4.4)%

Notes to Consolidated Financial Statements
Note 11. Segment Information, page 86

3.
We note from your disclosure on page 2 that your principal confectionery offerings include chocolate and non-chocolate confectionery products; gum and mint refreshment products; pantry items, such as baking ingredients, toppings and beverages; and snack items such as spreads, meat snacks, bars and snack bites and mixes. Please tell us how you considered providing the disclosure pursuant to FASB ASC 280-10-50-40.

Response

We have considered the Staff’s comments relating to the disclosure of revenues by similar products as required by ASC 280-10-50-40. We consider all of our products to represent a group of similar products - namely, confectionery and confectionery-based products - with the exception of non-confectionery-based drinks and snacks, which collectively comprise a de minimis portion of our consolidated revenues. All of our chocolate and non-chocolate confectionery products; gum and mint refreshment products; baking ingredients and toppings; and snack items such as spreads, and snack bites and mixes are confectionery or confectionery-based products. All these products exhibit similar characteristics, in that they are based on similar ingredients and are marketed and sold through the same channels to the same customers.

Our drink and snack products that are not confectionery-based collectively represented less than 2% of our consolidated net revenue in each of the fiscal years 2015 and 2014, and we did not consider presentation of this information to be meaningful to users of our financial statements. Therefore, since we are primarily managed and report based on products that are similar in nature, we do not believe that additional enterprise-wide disclosure is required. We will continue to monitor the growth in our non-confectionery-based products in light of the disclosure requirements of ASC 280-10-50-40.

* * *
In connection with this response letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or have any questions please call me at (717) 534-7586.

Sincerely,

/s/ Patricia A. Little
Patricia A. Little Senior Vice President and Chief Financial Officer

cc:	Javier Idrovo, VP, Chief Accounting Officer, The Hershey Company
Leslie Turner, SVP, General Counsel & Secretary, The Hershey Company
Charles Davis, Chairman, The Hershey Company Audit Committee
Melissa Taylor, KPMG LLP

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